

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2019

Jeffrey Sloan
Chief Executive Officer
GLOBAL PAYMENTS INC
3550 Lenox Road
Atlanta, Georgia 30326

> **Re: GLOBAL PAYMENTS INC**
> **Form 10-K for the fiscal year ended December 31, 2018**
> **Filed February 21, 2019**
> **Form 8-K filed July 30, 2019**
> **File No. 1-16111**

Dear Mr. Sloan:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David Green, General Counsel